                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)

                            P. H. GLATFELTER COMPANY
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    377316104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  377316104                                           Page 1 of 6 Pages

         1)  Names of Reporting Persons
             IRS Identification No. Of Above Persons

             The PNC Financial Services Group, Inc. (formerly, PNC Bank Corp.) 25-1435979

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
             a)  [  ]
             b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    Pennsylvania

         Number of Shares           5)  Sole Voting Power              9,211,440

         Beneficially Owned         6)  Shared Voting Power            7,028,250

         By Each Reporting          7)  Sole Dispositive Power        10,173,478

         Person With                8)  Shared Dispositive Power       5,836,711

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      16,339,556

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
              See Instructions                                              [  ]

         11)  Percent of Class Represented by Amount in Row (9)            38.52

         12)  Type of Reporting Person   (See Instructions)                   HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)

                            P. H. GLATFELTER COMPANY
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    377316104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  377316104                                           Page 2 of 6 Pages

         1)  Names of Reporting Persons
             IRS Identification No. Of Above Persons

             PNC Bancorp, Inc.   51-0326854

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
             a)  [  ]
             b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    Delaware

         Number of Shares           5)  Sole Voting Power              9,211,440

         Beneficially Owned         6)  Shared Voting Power            7,028,250

         By Each Reporting          7)  Sole Dispositive Power        10,173,478

         Person With                8)  Shared Dispositive Power       5,836,711

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      16,339,556

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
              See Instructions                                              [  ]

         11)  Percent of Class Represented by Amount in Row (9)            38.52

         12)  Type of Reporting Person   (See Instructions)                   HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)

                            P. H. GLATFELTER COMPANY
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    377316104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 377316104                                            Page 3 of 6 Pages

         1)  Names of Reporting Persons
             IRS Identification No. Of Above Persons

             PNC Bank, National Association   22-1146430

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
             a)  [  ]
             b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    United States

         Number of Shares           5)  Sole Voting Power              9,211,440

         Beneficially Owned         6)  Shared Voting Power            7,028,250

         By Each Reporting          7)  Sole Dispositive Power        10,173,478

         Person With                8)  Shared Dispositive Power       5,836,711

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      16,339,556

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
              See Instructions                                              [  ]

         11)  Percent of Class Represented by Amount in Row (9)            38.52

         12)  Type of Reporting Person   (See Instructions)                   BK

                                                               Page 4 of 6 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2000:

(a)  Amount Beneficially Owned:                                16,339,556 shares

(b)  Percent of Class:                                                     38.52

(c)  Number of shares to which such person has:
       (i)  sole power to vote or to direct the vote                   9,211,440
      (ii)  shared power to vote or to direct the vote                 7,028,250
     (iii)  sole power to dispose or to direct the disposition of     10,173,478
      (iv)  shared power to dispose or to direct the disposition of    5,836,711


ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Schedule A attached hereto and made a part hereof.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. (formerly, PNC Bank Corp.) - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp,
Inc.)

ITEM 10 - CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2001
------------------------------
Date

By: /s/ Robert L. Haunschild
----------------------------
Signature - The PNC Financial Services Group, Inc.
Robert L. Haunschild, Senior Vice President and Chief Financial Officer
-----------------------------------------------------------------------
Name & Title

February 12, 2001
------------------------------
Date

By: /s/ James B. Yahner
------------------------------
Signature - PNC Bancorp, Inc.
James B. Yahner, Vice President
-------------------------------
Name & Title

February 12, 2001
------------------------------
Date

By: /s/ Thomas R. Moore
------------------------------
Signature - PNC Bank, National Association
Thomas R. Moore, Secretary
--------------------------
Name & Title


                     AN AGREEMENT TO FILE A JOINT STATEMENT
             WAS PREVIOUSLY FILED AS EXHIBIT A TO AMENDMENT NO. 12.

                                                               Page 6 of 6 Pages

                                   SCHEDULE A

                            P. H. Glatfelter Company

Item 6 - Ownership of More than Five Percent on Behalf of Another Person:

         The information contained in this statement relates to the shares of Common Stock that are held by PNC Bank, National Association, as trustee, executor, custodian or agent (collectively, the "Shares").(1) In accordance with Section 13d-3, certain of the Shares may be beneficially owned by more than one person. Of the Shares held in trusts, certain persons, including the settlors, trustees, beneficiaries and others named in the trust documents or documents ancillary thereto, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. As to the Shares that are held as executor, custodian or agent, certain persons, including account owners, have the power, under law or by contract, to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. Notwithstanding the beneficial ownership of the Shares by several persons, the total number of Shares is 16,339,556.

         The following person may have the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of Shares that represents more than 5% of the outstanding Common Stock:

                  George H. Glatfelter
                  R.D. #5 - Woodsend
                  Spring Grove, PA  17362

         At December 31, 2000, George H. Glatfelter was a co-trustee, along with PNC Bank, National Association, of five trusts holding an aggregate of 89,348 Shares, and may be deemed to have shared voting and dispositive power as to all of such Shares. He also had a right to withdraw an aggregate of 901,161 Shares from two trusts(2) and a right to purchase an aggregate of 2,793,810 Shares from eleven trusts. In addition, he had an annual, noncumulative right of withdrawal equal to the greater of 5% or $5,000 from the two trusts holding an aggregate of 88,316 Shares.(3)

--------------------------------------------------------------------------------
(1)PNC Bank, National Association, as Bank Constituent and Trust Agent (as defined in the Voting Trust Agreement (as defined below)), and PNC Bank Corp., as the parent of PNC Bank, National Association, also reports their beneficial ownership as to 13,501,864 of the shares of Common Stock reported herein (the "Trust Shares"), as previously reported on a statement on an amendment to
Schedule 13D filed with the Securities and Exchange Commission on June 8, 1999. The Trust Shares are held by the P. H. Glatfelter Family Shareholders' Voting Trust established pursuant to agreement dated as of July 1, 1993 (the "Voting Trust Agreement"). PNC Bank, National Association, as Bank Constituent and Trust Agent, has certain powers under the Voting Trust Agreement that may be construed as voting power as to the Trust Shares. The Trust Shares are also included in this statement on Schedule 13G because they may be withdrawn from the Voting Trust by certain fiduciary trusts of which PNC Bank, National Association is a trustee or co-trustee, generally within 60 days. Such right of withdrawal may be deemed to continue the beneficial ownership of the Trust Shares by PNC Bank, National Association, as trustee or co-trustee of such fiduciary trusts, and PNC Bank Corp., as its parent corporation, that existed prior to the establishment of the Voting Trust.

(2)All of such Shares are Trust Shares (as defined in note 1 above).

(3)George H. Glatfelter serves as a co-trustee of both of these trusts. All of such Shares are Trust Shares.